SunVault Energy Inc.
Suite 200, 10703 - 181 Street NW
Edmonton AB T5S 1N3

September 24, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate and Finance

100 F Street, N.E.

Washington DC 20549-7410

Re:	SunVault Energy Inc. (the “Company”) Request to Withdraw Registration Statement on Form 8-A12G (RW) SEC File Number 000-55412

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, (the "Securities Act"), the Company hereby requests immediate withdrawal of its Registration Statement on Form 8-A12G (File No. 000-55412), which was filed with the Securities and Exchange Commission (the "Commission") on April 1, 2015, along with any amendments and exhibits (the "Registration Statement").

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company is withdrawing the Registration Statement as a result of a review of its eligibility to file the Registration Statement.

We respectfully request that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this matter, please contact William L. Macdonald at 604.689.1022, counsel for the Company.

Yours truly,

SUNVAULT ENERGY INC.

Per:	/s/ Gary Monaghan
Gary Monaghan
President